Contact

www.linkedin.com/in/frankbesson (LinkedIn)
linktr.ee/frankbesson (Portfolio)

Top Skills

Leadership
Python
Amazon Web Services (AWS)

Certifications

Programming (Python, Java, SQL)

Frank Besson

CTO @ TableOne
New York, New York, United States

Experience

TableOne
Co-Founder / CTO
March 2023 - Present (2 years 2 months)

Capital One
Principal Software Engineer
August 2022 - March 2025 (2 years 8 months)
New York, New York, United States

Qbiz Inc.
1 year 3 months

Senior Data Consultant
April 2022 - July 2022 (4 months)
New York, NY, United States

Data Consultant
May 2021 - April 2022 (1 year)
New York, NY, United States

Levi Strauss & Co.
1 year 2 months

Lead Data Consultant
April 2022 - July 2022 (4 months)
San Francisco Bay Area

Data Consultant
June 2021 - April 2022 (11 months)
San Francisco Bay Area

DISH Media
1 year 8 months

Senior Data Engineer
February 2020 - May 2021 (1 year 4 months)
Greater New York City Area

Data Engineer
October 2019 - February 2020 (5 months)
Greater New York City Area

ASML
Semiconductor Functional Engineer
October 2018 - October 2019 (1 year 1 month)
Greater New York City Area

Education

Stevens Institute of Technology
Master of Science - MS, Computer Science

Lafayette College
Bachelor of Science - BS, Mechanical Engineering